Exhibit 99.1

Inspira Technologies Receives Nasdaq Notification Regarding Minimum Bid Requirement

Ra’anana, Israel – March 13, 2025 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN) (“Inspira” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced that on March 10, 2025, the Company received a written notice (the “Notice”) from the Nasdaq Stock Market LLC indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), as the Company’s closing bid price for its ordinary shares, or Ordinary Shares, was below $1.00 per share for the last 30 consecutive business days.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180-calendar day compliance period, or until September 8, 2025, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Ordinary Shares must meet or exceed $1.00 per share for at least 10 consecutive business days during the 180-calendar day compliance period.

If the Company is not in compliance by September 8, 2025, the Company may be afforded a second 180-calendar day compliance period. To qualify for this additional time, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effectuating a revere share split, if necessary. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Ordinary Shares will be subject to delisting.

The Company intends to monitor the closing bid price of its Ordinary Shares between now and September 8, 2025, and intends to consider available options to cure the deficiency and regain compliance with the minimum bid price requirement within the compliance period. The Company’s Ordinary Shares will continue to be listed and trade on the Nasdaq Capital Market during this period, and are unaffected by the receipt of the written notice from Nasdaq.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Inspira Technologies

Inspira Technologies is developing innovative respiratory support and diagnostics technologies. The Company’s flagship INSPIRA ART system aims to revolutionize critical care by enabling patients to remain awake during treatment while stabilizing oxygen levels without mechanical ventilation. The FDA-cleared INSPIRA ART100 system has received regulatory approvals for Cardiopulmonary Bypass procedures in both the U.S. and for Cardiopulmonary Bypass procedures and Extra Corporeal Membrane Oxygenation in Israel. The Company’s HYLA™ blood sensor technology is designed to provide continuous, real-time blood monitoring without the need for blood draws. The Company’s pipeline products, including the INSPIRA ART (Gen 2), INSPIRA Cardi-ART, and HYLA blood sensor, are currently in development and have not yet received regulatory approval.

For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses regaining compliance with Nasdaq’s continued listing requirements, and the timing and effect thereof. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

Capital Markets & Investor Contact

Arx | Capital Markets Advisors
North American Equities Desk
inspira@arxadvisory.com